A KW 3/15

15046479

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response . . . 12.00

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 7 2015
WASH., D.C.
201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-10438

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

First Manhattan Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cheryl M. Kallem (212) 756-3155
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Cheryl M. Kallem and I, Neal K. Stearns, swear (or affirm) that, to the best of our knowledge and belief the accompanying Consolidated Statement of Financial Condition pertaining to the firm of First Manhattan Co. (the "Company"), as of December 31, 2014, is true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____.

Cheryl M. Kallem
Senior Managing Director

Neal K. Stearns
Senior Managing Director

LAURA B. MARINO
Notary Public, State of New York
No. 01MA4899870
Qualified in New York County
Commission Expires September 10, 2017

Notary Public

This report ** contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Changes in Financial Condition.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[x] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Manhattan Co.
Consolidated Statement of Financial Condition

December 31, 2014

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Partners
First Manhattan Co.

We have audited the accompanying consolidated statement of financial condition of First Manhattan Co. (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of First Manhattan Co. at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2015

First Manhattan Co.

Consolidated Statement of Financial Condition

December 31, 2014
($ in thousands)

Assets of First Manhattan Co.	
Cash in banks	$ 4,898
Receivable from clearing broker, net	10,088
Investment advisory fees receivable	4,700
Investments in U.S. Government securities owned by the Company, at fair value (cost $19,999)	20,000
Other marketable securities, at fair value	7,926
Secured demand notes receivable, fully collateralized	9,047
Fixed assets, net	5,808
Other assets	3,578
	66,045
Assets of consolidated investment entities	
Investments in readily marketable securities, at fair value (cost $396,591)	453,788
Investments in non readily marketable securities, at fair value (cost $19,128)	20,598
Due from brokers, net	64,302
Derivative contracts, at fair value	6,212
Other assets	1,130
	546,030
Total assets	$ 612,075
Liabilities and net worth	
Liabilities of First Manhattan Co.	
Accounts payable and accrued expenses	$ 14,316
Secured demand notes	9,047
	23,363
Liabilities of consolidated investment entities	
Redemptions payable to non controlling interest holders	13,973
Accounts payable	215
	14,188
Total liabilities	37,551
Net worth	
Net worth attributable to First Manhattan Co.	45,827
Non controlling interests in consolidated investment entities	528,697
Total net worth	574,524
Total liabilities and net worth	$ 612,075

See accompanying notes.

1. Organization and Consolidation Policy

First Manhattan Co. ("FMC" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the business of providing investment advisory and securities brokerage services. The Company has entered into a fully disclosed clearing agreement with Pershing LLC ("Pershing") pursuant to which Pershing provides certain clearing and related functions. Under this arrangement, Pershing, under the Company's continuing supervision, assumes the physical custody of, and conducts the brokerage settlement activities for, accounts of the Company and its customers. The Company is a New York limited partnership, the sole general partner of which is First Manhattan LLC, a New York limited liability company.

The accompanying Consolidated Statement of Financial Condition includes the accounts of the Company and those FMC Investment Entities ("Investment Entities") which are consolidated into FMC, notwithstanding the fact that FMC may have only a partial economic interest in the Investment Entities. Consequently, the Company's Consolidated Statement of Financial Condition reflects the assets and liabilities of FMC and the Investment Entities on a consolidated basis.

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 810, *Consolidation*, FMC consolidates those Investment Entities in which it has a substantive interest, or in which it is the primary beneficiary of a variable interest entity, as defined. In addition, the Company consolidates those Investment Entities it controls through a majority voting interest or otherwise, including those Investment Entities in which the general partner is presumed to have control over the Investment Entities.

The ownership interests in the Investment Entities not owned by the Company are reflected as non controlling interests in Investment Entities in the Consolidated Statement of Financial Condition. Investments of $433 by FMC in the Investment Entities have been eliminated in consolidation. Investment advisory fees receivable from the Investment Entities of $2,713 have been eliminated in consolidation. The consolidation of the Investment Entities has no effect on FMC's net worth.

Non controlling interests in certain Investment Entities are subject to withdrawal or redemption restrictions. At December 31, 2014, there were no withdrawal or redemption restrictions in excess of one year. When permitted redemptions become payable to non controlling investors on a current basis, they are classified as redemptions payable in the Consolidated Statement of Financial Condition.

($ in thousands)

1. Organization and Consolidation Policy (continued)

The Company has retained the specialized accounting for the Investment Entities in accordance with ASC 810-10-25-15, *Retention of Specialized Accounting for Investments in Consolidation.* Accordingly, the Company reports the investments of the Investment Entities on the Consolidated Statement of Financial Condition at their estimated fair value (see Note 8). Additionally, various disclosures relevant to the Investment Entities, specifically the Investment Entities' investment activities and holdings, have been included in the footnotes on a consolidated basis.

The Company is the investment advisor to three Investment Entities not included in the Consolidated Statement of Financial Condition. At December 31, 2014, 16% of investment advisory fees receivable was attributable to these Investment Entities.

2. Significant Accounting Policies

The preparation of the Consolidated Statement of Financial Condition in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition.

The Consolidated Statement of Financial Condition has been prepared in accordance with U.S. GAAP, as codified in the ASC and set forth by the FASB. Significant accounting policies are as follows:

The Company records all transactions on a trade date basis. Investments owned are carried at market value, which generally is the last trade for listed securities, or the closing bid for over the counter securities, or at fair value, as determined by management. Investments in securities which are non readily marketable, included in Investment Entities, have a fair value of $20,598 at December 31, 2014 in accordance with management's estimates and assumptions.

Fixed assets are stated at cost, less accumulated depreciation and amortization. The estimated useful lives of the assets are five years for equipment and seven years for furniture and fixtures. Leasehold improvements include landlord incentives of $3,479. The estimated useful life of leasehold improvements is 12 years.

($ in thousands)

2. Significant Accounting Policies (continued)

The fair value of the Company's and Investment Entities' assets and liabilities approximates the carrying amount presented in the Consolidated Statement of Financial Condition.

Assets and liabilities of Investment Entities denominated in foreign currencies are translated into U.S. dollars at the closing rates of exchange at December 31, 2014.

3. Receivable from Clearing Broker, Net and Due from Brokers, Net

Receivable from clearing broker, net represents cash maintained at Pershing, interest receivable, commissions and ticket charges earned as an introducing broker for the transactions of its customers, net of clearing and related expenses.

Due from brokers, net for Investment Entities consists of cash and margin balances, dividends receivable, and receivables for unsettled transactions.

4. Taxes

The Company is a partnership and therefore is not subject to federal, state and local income taxes, but it is subject to the New York City unincorporated business tax. For each of the Investment Entities which is a partnership, each partner is responsible for the tax liability or benefit related to his distributive share of taxable income or loss for federal, state, and local income tax purposes. Accordingly, no provision for federal, state and local income tax has been provided in the accompanying Consolidated Statement of Financial Condition.

The Company has determined that there are no uncertain tax positions at either FMC or the Investment Entities.

5. Secured Demand Notes

Secured demand notes from limited partners of FMC (maturing January 31, 2023) are collateralized by marketable securities and cash. By agreement, collateral in excess of the face amount of the notes, amounting to $7,926, has also been contributed as capital by the limited partners.

($ in thousands)

6. Regulatory Capital and Other Information

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2014, the Company had net capital, as defined, of approximately $32,679, which exceeded the minimum net capital requirement by approximately $32,429.

The Company's Consolidated Statement of Financial Condition has been prepared on the basis of U.S. GAAP and certain financial statement classifications differ from classifications prescribed by the SEC's general instructions to Form X-17a-5. Under such general instructions, the non controlling interests in Investment Entities are classified as a liability on the consolidated Form X-17a-5. The Company's Consolidated Statement of Financial Condition includes such interests as a component of net worth. The remaining differences between the Consolidated Statement of Financial Condition and the consolidated Form X-17a-5 relate to the elimination of intercompany balances and other immaterial differences. Total assets, liabilities and partners' capital on the Form X-17a-5 totaled $608,999, $563,172, and $45,827, as compared to $612,075, $37,551, and $574,524 in the Consolidated Statement of Financial Condition.

7. Investments

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820") defines fair value as the price that would be received upon the sale of an asset or paid upon the transfer of a liability in an orderly transaction between market participants at the measurement date (an exit price). The transaction to sell an asset or transfer a liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant. Therefore, the objective of a fair value measurement is to determine the price that would be received to sell the asset or paid to transfer the liability at the measurement date (an exit price). A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

ASC 820 establishes a fair value hierarchy for the inputs used in valuation models and techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number of factors specific to the financial instrument.

($ in thousands)

7. Investments (continued)

Level 1 inputs are quoted prices occurring on an arm's length basis in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the financial instrument, either directly or indirectly. Level 3 inputs are unobservable inputs for the financial instrument.

The following table summarizes the valuation of the Company's investments within the fair value hierarchy levels as of December 31, 2014:

	FMC	
	Investments in U.S. Government Securities	Other Marketable Securities
Level 1	$ 20,000	$ 3,842
Level 2	-	4,084
Level 3	-	-
	$ 20,000	$ 7,926

	Investments Owned by Investment Entities			
			Derivative Contracts	
	Marketable	Non Readily Marketable	Option Contracts Purchased	Forward Currency Contracts
Level 1	$ 453,788	$ -	$ -	$ -
Level 2	-	-	20	6,192
Level 3	-	20,598	-	-
	$ 453,788	$ 20,598	$ 20	$ 6,192

Marketable equities and U.S. Treasury Bills owned by the Company and the Investment Entities are valued at quoted prices in active markets for identical instruments.

Corporate bonds and municipal bonds are valued using dealer quotes, bond market activity, and other marketable observable movements. Corporate and municipal bonds are included in Level 2 of FMC – other marketable securities.

($ in thousands)

7. Investments (continued)

Investments in non readily marketable securities include private equity investments in private banks. The Company has developed a proprietary valuation model that uses the market approach to value these investments, by applying certain key multiples of comparable companies in an active market to the Investment Entities' private investments in order to approximate fair market value. The primary metrics utilized by the Investment Entities are the price to tangible book value, premium on deposits, and price to earnings ratios.

The table below reconciles investments owned by Investment Entities in which significant unobservable inputs (Level 3) were used in determining fair value:

	Non Readily Marketable Securities
Balance, January 1, 2014	$ 21,212
Change in unrealized appreciation	2,529
Purchases	1,153
Sales	(700)
Transfers out	(3,596)
Balance, December 31, 2014	$ 20,598

The transfers out of Level 3 during 2014 occurred as a result of the availability of quoted prices in an active market (Level 1) at December 31, 2014 for certain investment securities.

($ in thousands)

8. Schedule of Investments

The following table presents information about the investments in securities at fair value and financial instruments of the Investment Entities as of December 31, 2014.

	Shares/ Principal	Fair Value	Percent of Net Assets
Investments in readily marketable securities, at fair value			
Equity securities – healthcare			
United States:			
Zimmer Holdings	365,301	$ 41,432	7.2 %
Other	8,900,936	144,023	25.1
Total United States (cost $189,204)		185,455	32.3
France:			
Other (cost $15,952)	330,300	15,065	2.6
Ireland:			
Covidien PLC	279,300	28,567	5.0
Other	44,170	11,370	1.9
Total Ireland (cost $15,291)		39,937	6.9
Japan:			
Chugai Pharmaceutical	1,153,600	28,623	5.0
Nippon Shinyaku	887,500	28,900	5.0
Total Japan (cost $28,411)		57,523	10.0
Switzerland:			
Other (cost $17,016)	78,487	21,417	3.7
Total healthcare equity securities (cost $265,874)		319,397	55.5
Equity securities – banking			
United States:			
Other (cost $17,748)	2,870,791	21,418	3.8
Total equity securities (cost $283,622)		340,815	59.3
United States Treasury Bills			
Treasury Bill due 01/15/2015 (cost $36,991)	$ 37,000	37,000	6.4
Treasury Bill due 05/21/2015 (cost $75,978)	76,000	75,973	13.2
Total United States Treasury Bills (cost $112,969)		112,973	19.6
Total investments in readily marketable securities, at fair value (cost $396,591)		$ 453,788	78.9 %

($ in thousands)

8. Schedule of Investments (continued)

	Shares	Fair Value	Percent of Net Assets
Investments in non readily marketable securities			
Equity securities – banking			
United States:			
Other (cost $19,128)	2,602,118	$ 20,598	3.6 %
Total investments in non readily marketable securities (cost $19,128)		$ 20,598	3.6 %
Derivative contracts - assets, at fair value			
Option contracts purchased - healthcare, at fair value (cost $2,369)		$ 20	- %
Unrealized gain on forward currency contracts		6,192	1.1
Total derivative contracts - assets, at fair value (cost $2,369)		$ 6,212	1.1 %

9. Derivative Contracts

In the normal course of business, the Investment Entities enter into trading activities which may include forward currency contracts, options, swaps and other derivatives. Derivative instruments may be used to hedge portfolio investments or to generate income to the Investment Entities. Derivatives are not accounted for as hedging instruments.

Derivative financial instruments base their value upon an underlying asset, index or reference rate. These instruments are subject to various risks, including market, credit, liquidity and operational risks. Changes in the market value of these instruments subsequent to year-end may be in excess of amounts recognized in the Company's Consolidated Statement of Financial Condition. The Company manages the risks associated with its trading as part of its overall risk management policies.

($ in thousands)

10. Commitments and Contingent Liabilities

The Company leases office space in New York City under an operating lease expiring December 2024. The lease is secured by an irrevocable standby letter of credit in the amount of $2.4 million.

Aggregate future minimum annual rental payments for the years subsequent to December 31, 2014 are approximately as follows:

Year ending December 31:	
2015	$ 4,480
2016	4,301
2017	4,301
2018	4,645
2019 and thereafter	28,604
Total	$ 46,331

11. Indemnifications

The Company has agreed to indemnify Pershing for losses that Pershing may sustain from customer accounts introduced by the Company. At December 31, 2014, these accounts were fully collateralized by securities of such customers, thereby reducing the associated risk. The Investment Entities enter into contracts that contain a variety of indemnifications; the maximum exposure for each Investment Entity under these arrangements is unknown. However, the Investment Entities have not had prior claims or losses pursuant to these contracts, and believe any risk of loss to be remote.

12. Concentration of Credit Risk

The Company and its Investment Entities are engaged in various trading, brokerage and custodial activities with brokers. In the event those brokers do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as deemed necessary, the credit standing of each broker.

For the year ended December 31, 2014, a single broker cleared the majority of securities transactions and maintained custody of the Investment Entities' securities pursuant to a customer agreement. The Investment Entities had the majority of its counterparty concentration with this broker.

13. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of the Consolidated Statement of Financial Condition, and has determined that no subsequent events have occurred that would require disclosure in the Consolidated Statement of Financial Condition or accompanying notes.